RUBICON
MINERALS CORPORATION

NEWS RELEASE
TSX VENTURE EXCHANGE - SYMBOL: RMX	JULY 16, 2003
OTCBB - SYMBOL: RUBIF	PR03-18

RUBICON TO COMMENCE PHASE II DRILLING ON MAC-1 ZONE, MCFINLEY GOLD PROJECT - RED LAKE
- Program to test for additional high-grade gold in newly discovered structure -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) is pleased to announce that the Company will commence a Phase II drill program of up to 10,000 feet on or around July 20th, 2003 on the recently discovered MAC-1 gold zone on the Company's 100% controlled McFinley gold project located in the heart of the prolific Red Lake gold camp. McFinley contains a published Inferred Mineral Resource* of 334,007 in situ tons grading 0.20 oz/ton down to 400 feet below surface.

The MAC-1 zone represents a new gold-bearing mineralized structure developed in a previously untested part of the property. Gold mineralization is hosted by mafic volcanics adjacent to an ultramafic unit. The new MAC-1 zone contains a number of significant gold intersections including 1.34 oz/ton gold over 3.28 feet, 0.71 oz/ton gold over 1.48 feet and 0.51 oz/ton gold over 1.64 feet (see news release dated May 14, 2003 for complete results). To date, all holes intersecting the MAC-1 zone area have returned gold bearing intercepts. The MAC-1 structure now has an interpreted strike length of 2500 feet and has been documented approximately 1000 feet south towards the limit of historical underground workings which have a maximum depth of 400 feet. The phase II drill program is designed to test both below and on strike of the recently discovered MAC-1 intersections to vertical depths of approximately 700 feet below surface.

A drill program of up to 7500 feet is also underway at the Rivard project, part of the Company's extensive RLJV land package under option to AngloGold (Canada) Exploration Ltd.

Rubicon controls a major land position in the prolific Red Lake gold camp including the McFinley Gold Project (100% Rubicon) and an extensive land package optioned out to AngloGold. Rubicon also realizes cash flow from its royalty division, largely centred on the Red Lake District, estimated this year to be approximately $670,000 in gross proceeds cash plus share value. Outside of the Red Lake camp, the Company has extensive gold property holdings in Newfoundland.

RUBICON MINERALS CORPORATION

David W. Adamson

_________________________________
President & CEO

* This resource, according to Glenn Hogg, P.Eng. and QP, would be classified as an Inferred Mineral Resource under the standards of National Instrument 43-101 (see the Company's news releases dated June 24 and July 18, 2002 for more information).

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6
TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.